Brookfield

BROOKFIELD PROPERTIES CORPORATION

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the Annual and Special Meeting of Shareholders of Brookfield Properties Corporation (the “Corporation” or “Brookfield”) will be held at Bay Adelaide Centre on the 50th floor in Toronto, Ontario, Canada on Wednesday, May 5, 2010 at 3:30 p.m., Toronto time, for the following purposes:

1)	to receive the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2009, including the external auditor’s report;

2)	to consider and, if deemed advisable, to approve a special resolution authorizing an amendment to the articles of the Corporation to decrease the number of directors from 12 to 10;

3)	to elect directors who will serve until the end of the next annual meeting of shareholders; and

4)	to appoint the external auditor who will serve until the end of the next annual meeting of shareholders and authorize the directors to set its remuneration.

We will also consider other business that may properly come before the meeting or any adjournment thereof.

The Management Proxy Circular accompanying this Notice provides additional information relating to the matters to be dealt with at the meeting and is incorporated into and forms part of this notice.

You have the right to vote at the Annual and Special Meeting of Shareholders if you are a Brookfield shareholder as at the close of business on Monday, March 8, 2010.

You do not have to vote in person at the meeting. The Management Proxy Circular tells you how to exercise your right to vote your shares.

By Order of the Board of Directors

BRETT M. FOX
General Counsel and Secretary
Toronto, Canada
March 8, 2010